UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

ZOO ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98978F108

(CUSIP Number)

David E. Smith c/o Coast Asset Management, LLC 2450 Colorado Avenue, Suite 100, East Tower Santa Monica, California 90404 (310) 576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 2 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 22,551,448 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 22,551,448 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,551,448 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.7% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 3 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Offshore Management (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 4 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Coast Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 5 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Medina, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 6 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamus, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 7 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MMB Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 20,347,369 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 20,347,369 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,347,369 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 8 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mojobear Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 20,347,369 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 20,347,369 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,347,369 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 9 OF 14 PAGES

This Amendment No. 9 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2010, as amended by (i) Amendment No. 1 thereto, filed with the SEC on March 8, 2010, (ii) Amendment No. 2 thereto, filed with the SEC on June 10, 2010, (iii) Amendment No. 3 thereto, filed with the SEC on July 26, 2011, (iv) Amendment No. 4 thereto, filed with the SEC on January 25, 2012, (v) Amendment No. 5 thereto, filed with the SEC on February 3, 2012, (vi) Amendment No. 6 thereto, filed with the SEC on March 7, 2012, (vii) Amendment No. 7 thereto, filed with the SEC on March 15, 2012, and (viii) Amendment No. 8 thereto, filed with the SEC on March 28, 2012 (together, this “Schedule 13D”), by certain of the Reporting Persons, with respect to the common stock, par value $0.001 per share (“Common Stock”), of Zoo Entertainment, Inc., a Delaware corporation (“Zoo Entertainment”). The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 9) shall not be construed to be an admission by any person that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended to include the following information:

Coast Medina, LLC, a Delaware limited liability company (“Medina”), and Shamus, LLC, a Delaware limited liability company (“Shamus”), are both wholly owned subsidiaries of The Coast Fund L.P., a Cayman Islands limited partnership (“Coast Fund”). On May 7, 2012, Coast Fund engaged in an internal restructuring which ultimately resulted in the transfer of (x) the 1,839,706 shares of Common Stock and (y) the warrants to purchase 359,712 shares of Common Stock, in each case, then held by Medina (collectively, the “Medina/Shamus Shares”) over to Shamus. As a result of such restructuring, (i) Medina ceased to beneficially own the Medina/Shamus Shares or any other Common Stock, (ii) Medina will thus cease to be a reporting person under this Schedule 13D, (iii) Shamus is now the holder of the Medina/Shamus Shares, and (iv) Shamus is joining as a reporting person under this Schedule 13D.

The principal business of Shamus is investment. The principal business address of Shamus is c/o Coast Asset Management, LLC, 2450 Colorado Avenue, Suite 100, East Tower, Santa Monica, California 90404.

During the last five years, Shamus has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Shamus was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 2 above is incorporated by reference into this Item 3.

As previously disclosed in this Schedule 13D, on March 9, 2012, Zoo Entertainment, Inc., a Delaware corporation (“Zoo Entertainment”), Zoo Games, Inc., a Delaware corporation, Zoo Publishing, Inc., a New Jersey corporation, and indiePub, Inc., a Delaware corporation, as borrowers (collectively, the “Borrowers”), entered into a Loan and Security Agreement (the “Loan Agreement”) with MMB Holdings LLC, a Delaware limited liability company (“MMB”), as lender. Under the Loan Agreement, MMB may, at any time and from time to time, elect to convert all or any portion of the amounts owed under the Loan Agreement (including outstanding principal, accrued and unpaid interest, and unreimbursed costs owed by the Borrowers to MMB) into shares of Common Stock at the conversion price of $0.40 per share, subject to adjustment for stock dividends and other similar transactions.

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 10 OF 14 PAGES

On May 8, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $250,000.

The source of funds that MMB used to make such loans is working capital of MMB (including from capital provided to MMB by its owners).

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Items 2 and 3 above is incorporated by reference into this Item 4.

On May 8, 2012, the members of MMB entered into a Redemption Agreement (the “Redemption Agreement”), which permits each member of MMB (the “Redeeming Member”) to request, after September 30, 2012, that MMB redeem all of the Redeeming Member’s membership interests in MMB at a redemption price equal to the liquidating distributions that the Redeeming Member would receive if MMB were dissolved and all of its assets liquidated, as reasonably determined by Mojobear Capital LLC, a Delaware limited liability company (“Mojobear”), in its capacity as the managing member of MMB. Under the Redemption Agreement, except as otherwise agreed between MMB and the Redeeming Member, MMB is required to use reasonable efforts to pay such redemption price in kind by distributing to the Redeeming Member an amount of Common Stock or securities or instruments exercisable for or convertible into Common Stock, in each case, that is owned by MMB and equal to such redemption price, as reasonably determined by Mojobear in its capacity as the managing member of MMB.

The foregoing description of the Redemption Agreement is qualified in its entirety by the actual text of the Redemption Agreement. The Redemption Agreement is filed as Exhibit IV to this Schedule 13D and is incorporated by reference into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)	MMB beneficially owns, in the aggregate, 20,347,369 shares of Common Stock (the “MMB Shares”), representing approximately 67.3% of the outstanding Common Stock.(1) The MMB Shares are comprised of (i) 9,394,595 shares of Common Stock receivable by MMB upon conversion pursuant to the Loan Agreement of the current outstanding principal balance owed by the Borrowers under the Loan Agreement and (ii) 10,952,775 shares of Common Stock receivable by MMB upon exercise in full of that certain warrant, dated as of March 9, 2012, executed and delivered by Zoo Entertainment in favor of MMB.

(1)

All calculations of percentage ownership in this Schedule 13D are based on approximately (i) 9,882,031 shares of Common Stock outstanding as of April 20, 2012, as reported in the Definitive Proxy Statement on Schedule 14A filed by Zoo Entertainment with the SEC on April 20, 2012, plus (ii) in the case the ownership being reported includes options or warrants that are exercisable within 60 days, the shares issuable upon exercise of such options or warrants, plus (iii) in the case of the loans under the Loan Agreement, the shares issuable upon conversion of the outstanding principal amount of such loans pursuant to the Loan Agreement.

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 11 OF 14 PAGES

As the managing member of MMB, Mojobear may be deemed to beneficially own the MMB Shares. Except to the extent it is deemed to beneficially own the MMB Shares, Mojobear does not beneficially own any Common Stock.

Shamus beneficially owns the Medina/Shamus Shares, which represent approximately 21.5% of the outstanding Common Stock. As the sole member of Shamus, the Coast Fund may be deemed to beneficially own the Medina/Shamus Shares. Similarly, as the managing general partner of the Coast Fund, Coast Offshore Management (Cayman), Ltd., a Cayman Islands company (“Coast Offshore Management”), may be deemed to beneficially own all shares of Common Stock that the Coast Fund may be deemed to beneficially own (including the Medina/Shamus Shares). Except to the extent it is deemed to beneficially own the Medina/Shamus Shares, neither the Coast Fund nor Coast Offshore Management beneficially owns any Common Stock.

As the managing member of Mojobear, Mr. Smith may be deemed to beneficially own all shares of Common Stock that Mojobear may be deemed to beneficially own (including the MMB Shares). In addition, as the president of Coast Offshore Management, Mr. Smith may be deemed to beneficially own all shares of Common Stock that Coast Offshore Management may be deemed to beneficially own (including the Medina/Shamus Shares). In addition, as the president of Coast Asset Management, LLC, a Delaware limited liability company (“CAM”), Mr. Smith may be deemed to beneficially own 4,661 shares of Common Stock held by CAM (the “CAM Shares”). Accordingly, Mr. Smith may be deemed to beneficially own, in the aggregate, 22,551,448 shares of Common Stock, representing approximately 73.7% of the outstanding Common Stock. Mr. Smith previously held options exercisable for 6,069 shares of Common Stock, but those options expired without being exercised on April 4, 2012.

MMB may be deemed to share the power to vote and dispose of the MMB Shares with Mojobear and Mr. Smith. Shamus may be deemed to share the power to vote and dispose of the Medina/Shamus Shares with the Coast Fund, Coast Offshore Management and Mr. Smith. Mr. Smith may be deemed to share the power to vote and dispose of the CAM Shares with CAM.

(c)	The information set forth in Items 2 and 3 above is incorporated by reference into this Item 5(c).

Coast Sigma Fund, L.L.C., a Delaware limited liability company (“Sigma”) which was indirectly controlled by Mr. Smith, previously held 10,803 shares of the Common Stock. On March 23, 2012, Sigma made a distribution in kind of all 10,803 shares of Common Stock to Sigma’s equityholders, pro rata in proportion to their indirect pecuniary interest in such Common Stock. As a result of such distribution, (i) Sigma ceased to own any Common Stock, and (ii) CAM, which is the managing member of Sigma, received the CAM Shares (with the remaining 6,142 shares of Common Stock being received by a third party that is unaffiliated with Mr. Smith, Sigma or CAM).

Item 5(e) of this Schedule 13D is hereby amended to include the following information:

(e)	The information set forth in Item 2 above is incorporated by reference into this Item 5(e).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 4 above is incorporated by reference into this Item 6.

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 12 OF 14 PAGES

Item 7.	EXHIBITS

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

IV	Redemption Agreement, dated as of May 8, 2012, by and among the members of MMB Holdings LLC (filed herewith).

V	Joint Filing Agreement, dated as of May 8, 2012, by and among David E. Smith, Coast Offshore Management (Cayman), Ltd., The Coast Fund L.P., Coast Medina, LLC, Shamus, LLC, MMB Holdings LLC, and Mojobear Capital LLC (filed herewith).

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 13 OF 14 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2012

DAVID E. SMITH

/s/ David E. Smith

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

THE COAST FUND L.P.

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

COAST MEDINA, LLC

By:	THE COAST FUND L.P., its sole member

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 14 OF 14 PAGES

SHAMUS, LLC

By:	THE COAST FUND L.P., its sole member

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

MMB HOLDINGS LLC

By:	MOJOBEAR CAPITAL LLC, its managing member

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	Sole Member

MOJOBEAR CAPITAL LLC

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	Sole Member